EXHIBIT 99.2

TC Energy

Notice of 2020 annual meeting and notice of availability of meeting materials

You are receiving this notice as a registered TC Energy Corporation shareholder.*

Notice and access

MEETING MATERIALS:
MANAGEMENT INFORMATION CIRCULAR – FEBRUARY 27, 2020
2019 ANNUAL REPORT

We are using 'notice and access' to deliver our Management information circular (circular) dated February 27, 2020 and our 2019 Annual report to you by providing you with electronic access to the documents, instead of mailing paper copies. Notice and access is a more environmentally friendly and cost-conscious way to deliver our meeting materials, reducing paper consumption and printing and mailing costs to shareholders.

Enclosed with this notice you will find a form of proxy so you can vote your shares. See the 'How to vote' section below.

PLEASE REVIEW THE CIRCULAR **PRIOR** TO VOTING YOUR SHARES.

Meeting date and location

WHEN	Friday, May 1, 2020 10 a.m. MDT
WHERE	Markin MacPhail Centre Canada Olympic Park 88 Canada Olympic Road SW Calgary, AB

What you're voting on

The following items of business are described in the "Business of the meeting" section of the Management information circular and other applicable sections listed below:

1	**ELECTION OF DIRECTORS**	Electing the directors who will serve until the end of our next annual shareholder meeting.	Pages 12-26
2	**APPOINTMENT OF AUDITORS**	Appointing KPMG LLP, Chartered Professional Accountants as auditors and authorize the directors to fix their remuneration.	Pages 10-11
3	**ADVISORY VOTE ON EXECUTIVE COMPENSATION**	Accepting TC Energy's approach to executive compensation, as described in the circular.	Pages 11, 60-65, 75-115

To access the Management information circular and the 2019 Annual report, go to:
www.TCEnergy.com/Notice-And-Access or **www.sedar.com**

**Throughout this notice, 'TC Energy' and 'our' refer to TC Energy Corporation and 'you', 'your', and 'shareholder' refer to a registered holder of common shares of TC Energy Corporation.*

How to request a paper copy of the circular or How to vote Annual report You have options. To vote your shares, use one of As a shareholder, you can request a paper copy of the following voting methods (these methods are the circular or 2019 Annual report by mail, at no also outlined on your enclosed form of proxy): cost to you, for up to one year beginning March 24, 2020 by using the control number on your enclosed form of proxy. ON THE Go to investorvote.com INTERNET To request a paper copy before the meeting date, call the number below and follow the BY instructions: Call 1-866-732-8683 PHONE Toll free, within North America, call: Computershare Trust BY 1-866-962-0498 Company of Canada PHONE th BY MAIL 8 Floor, 100 University Ave Outside of North America, Toronto, ON M5J 2Y1 call: 1-514-982-8716 Attention: Proxy Department To ensure you receive the materials in advance of Please note you cannot vote your shares by the voting deadline, all requests should be returning this notice. received by 5 p.m. EDT on Wednesday, April 15, 2020. To be valid, your form of proxy must be received by 12 p.m. EDT on Wednesday, April 29, 2020. If Please note you will not be sent another form of the meeting is adjourned or postponed, your form proxy, so please retain the one mailed to you to of proxy must be received no less than 48 working vote your shares. hours before the time of the adjourned or postponed meeting. We also provide paper copies of the circular and 2019 Annual report to shareholders or beneficial owners who have standing instructions to receive, or for who TC Energy has received a request to provide, paper copies of materials. Questions? If you have any questions about this notice, or to request copies of the circular or 2019 Annual report after the meeting date, please contact our Investor Relations line at 1-800-361-6522. *Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’, and ‘shareholder’ refer to a registered holder of common shares of TC Energy Corporation.

TC Energy

Notice of 2020 annual meeting and notice of availability of meeting materials

You are receiving this notice as a beneficial TC Energy Corporation shareholder.*

Notice and access

MEETING MATERIALS:
MANAGEMENT INFORMATION CIRCULAR – FEBRUARY 27, 2020

We are using 'notice and access' to deliver our Management information circular (circular) dated February 27, 2020 to you by providing you with electronic access to the documents, instead of mailing paper copies. Notice and access is a more environmentally friendly and cost-conscious way to deliver the circular, reducing paper consumption and printing and mailing costs to securityholders.

Enclosed with this notice you will find a voting instruction form so you can vote your shares. See the 'How to vote' section below.

PLEASE REVIEW THE CIRCULAR **PRIOR** TO VOTING YOUR SHARES.

Meeting date and location

WHEN	Friday, May 1, 2020 10 a.m. MDT
WHERE	Markin MacPhail Centre Canada Olympic Park 88 Canada Olympic Road SW Calgary, AB

What you're voting on

The following items of business are described in the "Business of the meeting" section of the Management information circular and other applicable sections listed below:

1	**ELECTION OF DIRECTORS**	Electing the directors who will serve until the end of our next annual shareholder meeting.	Pages 12-26
2	**APPOINTMENT OF AUDITORS**	Appointing KPMG LLP, Chartered Professional Accountants as auditors and authorize the directors to fix their remuneration.	Pages 10-11
3	**ADVISORY VOTE ON EXECUTIVE COMPENSATION**	Accepting TC Energy's approach to executive compensation, as described in the circular.	Pages 11, 60-65, 75-115

To access the Management information circular and the 2019 Annual report, go to:
www.TCEnergy.com/Notice-And-Access or **www.sedar.com**

Throughout this notice, 'TC Energy' and 'our' refer to TC Energy Corporation and 'you', 'your' and 'shareholder' refer to a beneficial holder of common shares of TC Energy Corporation.

How to vote How to request a paper copy of the circular You have options. To vote your shares, use one of Shareholders may request to receive a paper copy the following voting methods (these methods are of the circular by mail, at no cost, for up to one also outlined on your enclosed voting instruction year beginning March 24, 2020 by using the form): control number on the enclosed voting instruction form. ON THE Go to proxyvote.com To request a paper copy before the meeting date, INTERNET call the number below and follow the instructions: BY Call 1-800-474-7493 (English) PHONE or 1-800-474-7501 (French) Toll free, within North America, call: 1-877-907-7643 Data Processing Centre PO Box 3700, BY Outside of North America, BY MAIL Stn Industrial Park PHONE call: 1-905-507-5450 Markham, ON L3R 9Z9 If you do not have a control number, please call toll free Please note you cannot vote your shares by at 1-855-887-2243 returning this notice. To be valid, your voting instruction form must be ON THE Go to proxyvote.com received by 12 p.m. EDT on Wednesday, INTERNET April 29, 2020. If the meeting is adjourned or postponed, your voting instruction form must be received no less than 48 working hours before the To ensure you receive the materials in advance of time of the adjourned or postponed meeting. the voting deadline, all requests should be received by 5 p.m. EDT on Wednesday, Your voting instruction form may provide for an April 15, 2020. earlier voting deadline in order to process your votes in a timely manner. To ensure your votes Please note you will not be sent another voting are counted, you should ensure your voting instruction form, so please retain the one mailed instruction form is submitted in the timeline to you to vote your shares. provided for on such voting instruction form. We also provide paper copies of the circular and 2019 Annual report to shareholders who have standing instructions to receive, or for who TC Energy has received a request to provide paper copies of materials. Questions? If you have any questions about this notice, or to request copies of the circular or 2019 Annual report after the meeting date, please contact our Investor Relations line at 1-800-361-6522. *Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’ and ‘shareholder’ refer to a beneficial holder of common shares of TC Energy Corporation.